Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus

Supplement, dated July 26, 2012

to Prospectus, dated July 20, 2012

Registration No. 333-182671

AG Mortgage Investment Trust, Inc.

8.25% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet

July 27, 2012

Issuer:	AG Mortgage Investment Trust, Inc.

Securities Offered:	8.25% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”)

Shares Offered:	1,800,000 shares

Over-Allotment Option:	270,000 shares

Trade Date:	July 27, 2012

Settlement and Delivery Date:	August 3, 2012 (T+5)

Public Offering Price:	$25.00 liquidation preference per share; $45,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $1,417,500 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.2125 per share; $43,582,500 total (assuming the over-allotment option is not exercised)

Dividend Rate:	8.25% per annum of the $25.00 liquidation preference ($2.0625 per annum per share)

Dividend Payment Date:	The 17th day of each March, June, September and December (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day), commencing on September 17, 2012.

Dividend Record Date:	The last business day of the calendar month preceding the month in which the applicable dividend payment date falls; the first dividend record date will be August 31, 2012.

Liquidation Preference:	$25.00 per share

Optional Redemption:	Not redeemable prior to August 3, 2017, except under circumstances intended to preserve the Issuer’s qualification as a REIT for federal income tax purposes or as otherwise described in the Preliminary Prospectus Supplement. On and after August 3, 2017, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption.

Conversion Rights:

Share Cap: 2.2810

Exchange Cap: Subject to certain adjustments, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of a Change of Control Conversion Right will not exceed 4,105,800 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series A Preferred Stock is exercised, not to exceed 4,721,670 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Proposed NYSE Listing Symbol:	MITT PrA

CUSIP:	001228 204

ISIN:	US0012282044

Joint Book-Running Managers:	Stifel, Nicolaus & Company, Incorporated RBC Capital Markets, LLC Deutsche Bank Securities Inc.

Co-Managers:	Credit Suisse Securities (USA) LLC Sterne, Agee & Leach, Inc. Wunderlich Securities, Inc. National Securities Corporation Maxim Group, LLC

The Issuer has filed a registration statement on Form S-3 (Registration No. 333-182671), including a base prospectus dated July 20, 2012 and a preliminary prospectus supplement, dated July 26, 2012, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Stifel, Nicolaus & Company, Incorporated at (855) 300-7136, RBC Capital Markets, LLC at (212) 428-6260 or Deutsche Bank Securities Inc. toll-free at (800) 503-4611.

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